Advent Convertible and Income Fund

888 Seventh Ave, 31st Floor

New York, NY 10019

June 6, 2024

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: Shandy Pumphrey

RE:	Advent Convertible and Income Fund (811-21309)

Ladies and Gentlemen:

Thank you for your telephonic comments concerning the annual report to shareholder of Advent Convertible and Income Fund (811-21309) (the “Fund”) for the fiscal year ended October 30, 2023. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: In future reports to shareholders, please disclose in the notes to the financial statements the frequency with which the investment advisory fee is paid (i.e. payable monthly).

Response: The Fund confirms that in future reports to shareholders the Fund will disclose in the notes to the financial statements the frequency with which the investment advisory fee is paid.

Comment 2: In future Form N-CSR filings, please include responses to Item 4(i) and 4(j) of Form N-CSR.

Response: The Fund confirms that in future N-CSR filings, the Fund will include responses to Item 4(i) and 4(j).

Comment 3: It appears that the most recently fidelity bond expired in August 2020, and Form 40-17G has not been filed for subsequent periods. Please confirm that fund has fidelity bond and file for the missing periods.

Response: The Fund confirms that it has maintained continuous fidelity bond coverage in accordance with the requirements of Rule 17g-1 since August 2020. The Fund will promptly file bonds for such periods on Form 40-17G.

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U.S. Securities and Exchange Commission

June 6, 2024

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 479-0675.

Sincerely,

/s/ Robert J. White

Robert J. White

Treasurer and Chief Financial Officer